EXHIBIT 12
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
For the Six Months Ended June 30, 2001
(Dollar Amounts in Thousands)
Allegheny Energy, Inc.
Earnings:
Net Income*	$218,621
Plus: Fixed charges (see below)	138,937
Income taxes*	131,597
Amort. of capitalized interest	98
Equity in Earings - Ventures	2,077
Less: Capitalized interest	(3,182)

Total Earnings	$488,148

Fixed Charges:
Interest on long-term debt	$104,406
Other interest	31,493
Estimated interest component of rentals	3,038

Total Fixed Charges	$138,937

Ratio of Earnings to Fixed Charges	3.51

*Net income and income taxes excludes accounting changes.